UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 13, 2015

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months ended September 26, 2015:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months and nine months ended September 26, 2015; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months and nine months ended September 26, 2015 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2014 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2015 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and Notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies Using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and nine months ended September 26, 2015 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the fourth quarter of 2015.

•	Other Developments in the third quarter of 2015.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months and nine months ended September 26, 2015, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“the Company”) is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first nine months of 2015 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our annual report on Form 20-F.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2015 ended on March 28, 2015, the second quarter ended on June 27 and the third quarter ended on September 26. The fourth quarter will end on December 31, 2015. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2014, 2015 and 2016.

	Q1	Q2	Q3	Q4
	Days
2014	88	91	91	95
2015	87	91	91	96
2016	93	91	91	91

Business Overview

Our results of operations for each period were as follows:
	Three Months Ended			% Variation
	September 26, 2015	June 27, 2015	September 27, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions, except per share amounts)
Net revenues	$1,764	$1,760	$1,886	0.3%	(6.5)%
Gross profit	613	595	646	3.1%	(5.1)%
Gross margin as percentage of net revenues	34.8%	33.8%	34.3%	-	-
Operating income (loss)	91	12	37	-	-
Net income (loss) attributable to parent company	90	35	72	-	-
Earnings per share	$0.10	$0.04	$0.08	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific Products such as Baseband and Application Processor).

Based on published industry data by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues increased in the third quarter of 2015 on a sequential basis by approximately 2% for both the TAM and the SAM, to reach approximately $85 billion and $38 billion, respectively. On a year-over-year basis, both TAM and SAM decreased by approximately 3% and 2%, respectively.

Our third quarter 2015 revenues amounted to $1,764 million, a 0.3% sequential increase, within but in the low range of the released guidance for the quarter, mainly due to weaker than expected general market conditions and a manufacturing issue at a subcontractor which affected our sales in AMS. All product lines except AMS and IPD registered a sequential revenues increase, with our Microcontroller Group sales increasing 6.1%, the Automotive Group sales increasing 1.9% and the Digital Product group sales increasing $23 million. By segment, Sense & Power and Automotive Products (SP&A) revenues decreased by approximately 3.6% and Embedded Processing Solutions (EPS) increased by 7.8%.

On a year-over-year basis, net revenues decreased 6.5%, or 3.8% excluding negative currency effects and ST-Ericsson mobile legacy products that we are phasing out. Both SP&A and EPS revenues declined, by 8.3% and 3.2%, respectively, impacted by weaker market conditions, lower revenues in set-top-box and mobile legacy products and unfavorable currency effects.

Compared to the served market, our performance was below the SAM both on a sequential and year-over-year basis.

Our effective average exchange rate for the third quarter of 2015 was $1.16 for €1.00 compared to $1.17 for €1.00 in the second quarter of 2015 and $1.34 for €1.00 in the third quarter of 2014. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our third quarter 2015 gross margin was 34.8% of revenues, close to the mid-point of our released guidance and improving sequentially by 100 basis points, mostly reflecting higher manufacturing efficiencies, a more favorable product mix and favorable currency effects, net of hedging, partially offset by price pressure, resulting in declines in selling prices. On a year-over-year basis, our third quarter of 2015 gross margin increased by 50 basis points, mainly due to favorable currency effects, net of hedging, improved manufacturing efficiencies and lower unused capacity charges, partially offset by price pressure.

Our combined selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $549 million, decreasing by about 8% compared to $599 million in the prior quarter mainly due to seasonality and favorable impact of currency exchange rates, net of hedging. Our operating expenses decreased by about 9% compared to $603 million in the prior-year quarter mainly due to favorable currency effects, net of hedging, and the savings from the EPS restructuring plan, partially offset by a labor cost increase.

Other income and expenses, net, amounted to $38 million, which was flat sequentially and increasing from $32 million in the year-ago quarter, mainly due to increased funding and lower start-up and phase-out costs.

Impairment, restructuring and other related closure costs for the third quarter of 2015 were $11 million compared to $21 million and $38 million in the prior and year-ago quarters respectively, and related principally to the impairment charges following our yearly impairment test.

In the third quarter of 2015, our operating income was $91 million, improving sequentially from $12 million, mainly due to an improved product mix, positive impact of seasonality, favorable currency effects, net of hedging, and improved manufacturing efficiencies, partially balanced by lower volumes and decreasing selling prices. Our operating income increased from the $37 million registered in the year-ago quarter.

Free cash flow was a positive $85 million in the third quarter of 2015, compared to a positive $53 million in the prior quarter and a positive $140 million in the year-ago quarter. In first nine months of 2015, we showed significant progress in terms of free cash flow: positive at $179 million and improving by $190 million compared to the first nine months of 2014.

While market conditions were mixed entering in the third quarter, we saw progressive deterioration as we moved through the quarter. Lower consumer spending in China is impacting the dynamics of the distribution channel in the region and the industry more globally, particularly in Automotive. As a result we adjusted down our manufacturing plan for the fourth quarter. In the fourth quarter of 2015 we expect revenues to decrease by about 6%  on a sequential basis, plus or minus 3.5 percentage points and gross margin is expected to be about 33.5%, plus or minus 2.0 percentage points. The mid-point of the gross margin outlook incorporates an estimated 2 percentage points from fab under-loading offset, in part, by underlying improvement in our gross margin, including favorable currency effects. With respect to our Digital Product Group, we are making progress in narrowing the options and we have the objective to announce a final decision in early 2016.

This outlook is based on an assumed effective currency exchange rate of approximately $1.13= €1.00 for the 2015 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2015.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the Third Quarter of 2015

On July 9, we announced, together with the French Institute of Materials, Microelectronics and Nanosciences in Provence, the official launch of a new joint research laboratory, The Radiation Effects and Electrical Reliability (REER) Joint Laboratory, to develop the next generations of high-reliability, ultra-miniaturized electronic components. The REER Joint Laboratory is a multi-site research establishment that will bring together teams from the IM2NP Institute, based in Marseille and Toulon, and specialist engineers from the ST facility in Crolles, near Grenoble.

On August 20, we published our IFRS 2015 Semi Annual Accounts for the six-month period ended June 27, 2015 on our website and filed them with the AFM (Autoriteit Financiële Markten), the Netherlands Authority for the Financial Markets.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

Our segments are as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:
o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS); and
o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:
o	Digital Product Group (DPG);
o	Microcontrollers, Memory & Secure MCU (MMS); and
o	Other EPS.

Effective in the first quarter of 2015, the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups, both belonging to EPS, were combined under a single organization, called Digital Product Group (DPG). DPG focuses on three main areas: ASSPs addressing home gateway and set-top box, as well as digital ASICs for consumer applications; mixed process and digital ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

We believe that the amended 2015 revenues presentation is consistent with that of 2014 and we use these comparatives when managing our company.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, our internal policy regarding unallocated costs was amended to allocate unused capacity charges to our product lines. Prior periods have been revised accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is not identified as part of the inventory variation; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are transferred to product groups based on market price to promote the utilization of the fabs.

Third Quarter 2015 vs. Second Quarter 2015 and Third Quarter 2014

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:
	Three Months Ended (unaudited)
	September 26, 2015		June 27, 2015		September 27, 2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$1,755	99.5%	$1,754	99.7%	$1,870	99.2%
Other revenues	9	0.5	6	0.3	16	0.8
Net revenues	1,764	100.0	1,760	100.0	1,886	100.0
Cost of sales	(1,151)	(65.2)	(1,165)	(66.2)	(1,240)	(65.7)
Gross profit	613	34.8	595	33.8	646	34.3
Selling, general and administrative	(218)	(12.4)	(226)	(12.9)	(226)	(12.0)
Research and development	(331)	(18.8)	(373)	(21.2)	(377)	(20.0)
Other income and expenses, net	38	2.2	37	2.1	32	1.7
Impairment, restructuring charges and other related closure costs	(11)	(0.6)	(21)	(1.1)	(38)	(2.0)
Operating income (loss)	91	5.2	12	0.7	37	1.9
Interest expense, net	(5)	(0.3)	(6)	(0.3)	(7)	(0.4)
Income (loss) on equity-method investments	(1)	(0.1)	(1)	(0.1)	-	-
Income (loss) before income taxes and noncontrolling interest	85	4.8	5	0.3	30	1.6
Income tax benefit (expense)	8	0.5	31	1.7	42	2.2
Net income (loss)	93	5.3	36	2.0	72	3.8
Net loss (income) attributable to noncontrolling interest	(3)	(0.2)	(1)	-	-	-
Net income (loss) attributable to parent company	$90	5.1%	$35	2.0%	$72	3.8%

Net revenues

	Three Months Ended			% Variation
	September 26, 2015	June 27, 2015	September 27, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$1,755	$1,754	$1,870	0.1%	(6.2)%
Other revenues	9	6	16	54.2	(42.0)
Net revenues	$1,764	$1,760	$1,886	0.3%	(6.5)%

Our third quarter 2015 net revenues increased sequentially by 0.3%, in the low range of the released guidance for the quarter (+2.5% at the mid-point; +/- 350 bps). The sequential increase resulted from an approximate 7% increase in average selling prices, mainly due to an improved product mix, that was almost entirely offset by lower volumes.

On a year-over-year basis, our net revenues decreased 6.5% as a result of an approximate 4% decrease in average selling prices and 2% lower volume. The reduction in average selling prices resulted from a purely pricing effect of approximately 7%, partially mitigated by about 3% by a more favorable product mix. All product groups except MMS contributed to the decline. Excluding negative currency effects and mobile legacy products, net revenues decreased 3.8% year-over-year.

Net revenues by product line and product segment

	Three Months Ended			% Variation
	September 26, 2015	June 27, 2015	September 27, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
Automotive (APG)	$447	$438	$464	1.9%	(3.6)%
Industrial & Power Discrete (IPD)	437	448	486	(2.5)	(10.2)
Analog & MEMS (AMS)	233	273	268	(14.4)	(12.8)
Sense & Power and Automotive Products (SP&A)	1,117	1,159	1,218	(3.6)	(8.3)
Digital Product Group (DPG)	230	207	286	10.9	(19.6)
Microcontrollers, Memory & Secure MCU (MMS)	412	388	377	6.1	9.1
Embedded Processing Solutions (EPS)	642	595	663	7.8	(3.2)
Others	5	6	5	7.4	1.8
Total consolidated net revenues	$1,764	$1,760	$1,886	0.3%	(6.5)%

Sense & Power and Automotive Products (SP&A) third quarter net revenues decreased 3.6% sequentially as growth in APG digital products was more than offset by IPD, reflecting market conditions impacting discrete and power transistor products, and AMS, due to a manufacturing issue at a subcontractor which affected sales of microphones. Embedded Processing Solutions (EPS) third quarter net revenues increased 7.8% on a sequential basis driven by general purpose microcontrollers in MMS and imaging proximity sensors in DPG.

On a year-over-year basis, SP&A revenues decreased 8.3% mainly due to weaker market conditions, lower revenues in AMS and IPD and unfavorable currency effects specifically impacting APG. Excluding negative currency effects, SP&A revenues decreased year-over-year by 5.3%. EPS net revenues decreased 3.2% year-over-year, mainly due to DPG decreasing 19.6% reflecting the decline in the former ST-Ericsson and set-top box legacy products as well as commodity camera modules, while MMS posted revenue growth of 9.1%. In addition, MMS was impacted by unfavorable currency effects. Excluding negative currency effects and mobile legacy products, EPS segment revenues decreased by 1.1%.

In the third quarter of 2015, “Others” includes revenues from the sales of Subsystems ($3 million) and sales of materials and other products not allocated to product segments.

Net Revenues by Market Channel (1)

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in %)
OEM	67%	67%	68%
Distribution	33	33	32
Total	100%	100%	100%
____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our revenues in Distribution as a percentage of total net revenues amounted to 33%, flat sequentially and increasing year-over-year.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	September 26, 2015	June 27, 2015	September 27, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
EMEA	$452	$464	$503	(2.4)%	(10.0)%
Americas	300	280	297	7.2	1.1
Greater China-South Asia	794	786	842	1.0	(5.7)
Japan & Korea	218	230	244	(5.3)	(10.9)
Total	$1,764	$1,760	$1,886	0.3%	(6.5)%
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

Sequentially, Americas and Greater China-South Asia grew revenues by 7.2% and 1.0%, respectively, while Japan & Korea and EMEA registered a drop in revenues of 5.3% and 2.4%, respectively. On a year-over-year basis, all regions except the Americas registered a decrease in revenues.

Gross profit

	Three Months Ended			Variation
	September 26, 2015	June 27, 2015	September 27, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,151)	$(1,165)	$(1,240)	1.2%	7.2%
Gross profit	613	595	646	3.1%	(5.1)%
Gross margin (as percentage of net revenues)	34.8%	33.8%	34.3%	+100bps	+50bps

In the third quarter of 2015, gross margin was 34.8%, close to the mid-point of our outlook range and improving sequentially by approximately 100 basis points, mostly reflecting manufacturing efficiencies, product mix and favorable currency effects, however still significantly impacted by a $25 million loss on matured hedging contracts, and negatively impacted by price pressure. In the third quarter of 2015, unused capacity charges were $6 million, compared to $9 million in the previous quarter, impacting it by about 30 basis points.

On a year-over-year basis, our margin improved 50 basis points, mainly driven by positive currency effects, net of hedging, manufacturing efficiencies and lower unused capacity charges, largely offset by price pressure. Unused capacity charges amounted to $14 million in the year-ago quarter.

Operating expenses

	Three Months Ended			Variation
	September 26, 2015	June 27, 2015	September 27, 2014	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(218)	$(226)	$(226)	3.7%	3.7%
Research and development expenses	$(331)	$(373)	$(377)	11.2%	12.1%
As percentage of net revenues	(31.1)%	(34.1)%	(32.0)%	+300bps	+90bps

Third quarter of 2015 operating expenses decreased sequentially by 8.3%, mainly due to seasonality (holiday season), favorable currency effects, net of a $11 million loss on matured hedging contracts, and savings from the EPS restructuring plan.

On a year-over-year basis, our operating expenses decreased $54 million, mainly due to favorable currency effects, net of hedging, and the impact of EPS saving initiatives, partially offset by salary and variable incentive increases. As a percentage of revenues, our operating expenses amounted to 31.1%, decreasing both sequentially and year-over-year.

Third quarter of 2015 R&D expenses were net of research tax credits, which amounted to $29 million, similar to the previous quarter and compared to $34 million in the year-ago quarter.

Other income and expenses, net

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Research and development funding	$31	$35	$27
Phase-out and start-up costs	(1)	(1)	(7)
Exchange gain (loss), net	1	2	2
Patent costs	-	-	1
Gain on sale of businesses and non-current assets	7	1	11
Other, net	-	-	(2)
Other income and expenses, net	$38	$37	$32
As percentage of net revenues	2.2%	2.1%	1.7%

In the third quarter of 2015, we recognized $38 million of other income, net, which was flat sequentially.

On a year-over-year basis, we registered an increase mainly due to higher R&D funding and lower start-up and phase-out costs.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(11)	$(21)	$(38)

In the third quarter of 2015, we recorded $11 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $13 million of a non-monetary impairment of intangibles following our yearly impairment test; (ii) $3 million reversal of unused provision for the EPS restructuring plan and (iii) $1 million lease termination costs. See Note 7 Impairment, Restructuring Charges and Other Related Closure Costs.

In the second quarter of 2015, we recorded $21 million of restructuring charges, consisting of: (i) $20 million related to the EPS restructuring plan and (ii) $1 million related to the closure of LongGang following the discontinuation of its manufacturing activities, as part of the manufacturing consolidation plan.

In the third quarter of 2014, we recorded $38 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $23 million of impairment charges on DPG dedicated intangible assets following our annual impairment test; and (ii) $13 million of restructuring charges related to the EPS restructuring plan.

Operating income (loss)

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Operating income (loss)	$91	$12	$37
In percentage of net revenues	5.2%	0.7%	1.9%

The third quarter of 2015 registered operating income of $91 million compared to $12 million in the prior quarter and $37 million in the year-ago quarter. Sequentially, the improvement in our operating results was mainly due to higher gross margin and lower operating expenses. Compared to the year-ago period, notwithstanding the lower level of revenues, we increased our operating results mainly due to lower operating and restructuring expenses.

Operating income (loss) by product segment

	Three Months Ended (unaudited)
	September 26, 2015		June 27, 2015		September 27, 2014
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$102	9.2%	$76	6.6%	$111	9.1%
Embedded Processing Solutions (EPS)	-	-	(42)	(7.0)	(38)	(5.8)
Total operating income (loss) of product segments (2)	102	9.2	34	2.0	73	3.9
Others(1) (2)	(11)	-	(22)	-	(36)	-
Total consolidated operating income (loss)	$91	5.2%	$12	0.7%	$37	1.9%
____________
(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

(2)
The segment operating results of the prior periods have been restated following our internal policy on unallocated costs being amended as of Q1 2015 to allocate unused capacity charges to our product lines instead of allocating it to “Others”. In 2015, for certain technologies, wafer costs are charged to product groups based on market price.

Sequentially, our SP&A segment reported a significant increase in operating income despite lower revenues, mainly due to lower operating expenses due to seasonality, favorable currency effects, net of hedging, and manufacturing efficiencies, partially offset by price pressure. Our EPS segment operating margin improved to break-even from a negative 7% in the previous quarter, driven by product mix, significantly lower operating expenses due to seasonality and favorable currency effects, net of hedging.

On a year-over-year basis, SP&A operating margin was flat, with a lower level of expenses, mainly driven by positive currency effects almost offsetting lower revenues and gross profit. Compared to the year ago period, EPS reduced its operating loss by $38 million, mainly due to an improved product mix, positive currency effects, net of hedging, and significantly lower net expenses.

Reconciliation to consolidated operating income (loss)

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Total operating income of product segments	$102	$34	$73
Impairment, restructuring charges and other related closure costs	(11)	(21)	(38)
Strategic and other research and development programs	(1)	(2)	(2)
Phase-out and start-up costs	(1)	(1)	(7)
Other non-allocated provisions(1)	2	2	11
Total operating loss Others	(11)	(22)	(36)
Total consolidated operating income (loss)	$91	$12	$37
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Interest expense, net	$(5)	$(6)	$(7)

In the third quarter of 2015, we recorded a net interest expense of $5 million, slightly decreasing both sequentially and on a year-over-year basis. The majority of this amount is due to the non-cash interest expense of the $1,000 million dual-tranche offering of convertible bonds issued on July 3, 2014 (“Senior Bonds”).

Income (loss) on equity-method investments

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Income (loss) on equity-method investments	$(1)	$(1)	-

In each of the third and second quarter of 2015, we recorded a $1 million loss on our equity investment in Incard do Brazil (IdB).

Income tax benefit (expense)

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Income tax benefit (expense)	$8	$31	$42

During the third quarter of 2015, we registered an income tax benefit of $8 million, including an anticipated one-time income tax benefit of $14 million related to the positive settlement of a local tax assessment. Income tax was estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.

Net loss (income) attributable to noncontrolling interest
	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$(3)	$(1)	-

We recorded income of $3 million in the third quarter of 2015 and of $1 million in the prior quarter, representing the result attributable to noncontrolling interest mainly related to our joint venture in Shenzhen, China for assembly operating activities.

Net income (loss) attributable to parent company

	Three Months Ended
	September 26, 2015	June 27, 2015	September 27, 2014
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$90	$35	$72
As percentage of net revenues	5.1%	2.0%	3.8%

For the third quarter of 2015, we reported net income attributable to parent company of $90 million compared to $35 million income in the prior quarter and a $72 million income in the year-ago quarter.

Earnings per share for the third quarter of 2015 was $0.10 compared to $0.04 in the prior quarter and $0.08 in the year-ago quarter.

In the third quarter of 2015, the impact per share after tax of impairment, restructuring charges and one-time charges, a non U.S. GAAP measure, was estimated to be approximately $(0.02) per share, compared to approximately $(0.02) per share in the prior quarter and approximately $(0.05) per share in the year-ago quarter.

First Nine Months of 2015 vs. First Nine Months of 2014

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine Months Ended (Unaudited)		Nine Months Ended (Unaudited)
	September 26, 2015		September 27, 2014
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$5,202	99.5%	$5,529	99.2%
Other revenues	27	0.5	46	0.8
Net revenues	5,229	100.0	5,575	100
Cost of sales	(3,455)	(66.1)	(3,696)	(66.3)
Gross profit	1,774	33.9	1,879	33.7
Selling, general and administrative	(666)	(12.7)	(691)	(12.4)
Research and development	(1,073)	(20.5)	(1,144)	(20.5)
Other income and expenses, net	110	2.1	157	2.8
Impairment, restructuring charges and other related closure costs	(61)	(1.2)	(71)	(1.3)
Operating income (loss)	84	1.6	130	2.3
Interest expense, net	(16)	(0.3)	(11)	(0.2)
Income (loss) on equity-method investments	1	-	(60)	(1.1)
Gain on financial instruments, net	-	-	1	0.0
Income (loss) before income taxes and noncontrolling interest	69	1.3	60	1.1
Income tax benefit (expense)	38	0.8	26	0.5
Net income	107	2.1	86	1.5
Net loss (income) attributable to noncontrolling interest	(5)	(0.1)	(1)	-
Net income attributable to parent company	$102	2.0%	$85	1.5%

Net revenues

	Nine Months Ended
	September 26, 2015	September 27, 2014	% Variation
	(Unaudited, in millions)
Net sales	$5,202	$5,529	(5.9)%
Other revenues	27	46	(40.7)
Net revenues	$5,229	$5,575	(6.2)%

Our first nine months 2015 net revenues decreased compared to the year-ago period by about 6% as a result of an approximate 12% decline in average selling prices, partially offset by an approximate 6% increase in volume. MMS grew revenues 4.9% while all other product groups experienced a decrease. Excluding negative currency effects and mobile legacy products, net revenues decreased by approximately 2.6%.

Net revenues by product line and product segment

	Nine Months Ended
	September 26, 2015	September 27, 2014	% Variation
	(Unaudited, in millions)
Automotive (APG)	$1,319	$1,371	(3.8)%
Industrial & Power Discrete (IPD)	1,315	1,404	(6.3)
Analog & MEMS (AMS)	761	835	(8.9)
Sense & Power and Automotive Products (SP&A)	3,395	3,610	(6.0)
Digital Products Group (DPG)	645	827	(22.1)
Microcontrollers, Memory & Secure MCU (MMS)	1,173	1,119	4.9
Other EPS	-	1	-
Embedded Processing Solutions (EPS)	1,818	1,947	(6.6)
Others	16	18	(7.9)
Total consolidated net revenues	$5,229	$5,575	(6.2)%

By product segment, our revenues were down by approximately 7% for EPS due to a decrease in DPG of approximately 22%, mainly in mobile and set-top-box legacy products and commodity camera modules, partially offset by increased revenues of MMS. SP&A registered a decrease of approximately 6%, mainly driven by IPD and AMS.

Net Revenues by Market Channel (1)

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in %)
OEM	68%	69%
Distribution	32	31
Total	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, in the first nine months of 2015, Distribution reached 32% share of total revenues compared to approximately 31% in the first nine months of 2014.

Net Revenues by Location of Shipment (1)

	Nine Months Ended
	September 26, 2015	September 27, 2014	% Variation
	(Unaudited, in millions)
EMEA	$1,367	$1,479	(7.6)%
Americas	847	851	(0.5)
Greater China-South Asia	2,353	2,465	(4.5)
Japan & Korea	662	780	(15.2)
Total	$5,229	$5,575	(6.2)%
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, revenues declined in all regions, with the largest declines in the Japan & Korea region, mainly due to the phasing out of mobile legacy products, and in EMEA, principally driven by the currency impact.

Gross profit

	Nine Months Ended
	September 26, 2015	September 27, 2014	% Variation
	(Unaudited, in millions)
Cost of sales	$(3,455)	$(3,696)	6.5%
Gross profit	1,774	1,879	(5.6)
Gross margin (as percentage of net revenues)	33.9%	33.7%	+20bps

Gross margin was 33.9% for the first nine months of 2015, increasing by 20 basis points compared to the year-ago period due to favorable currency effects, however still significantly impacted by a $93 million loss on our matured hedging contracts, and improved manufacturing efficiencies, partially offset by decreasing selling prices, a less favorable product mix and higher unused capacity charges. Unused capacity charges amounted to $34 million in the first nine months of 2015 compared to $24 million in the year-ago period.

Operating expenses

	Nine Months Ended
	September 26, 2015	September 27, 2014	% Variation
	(Unaudited, in millions)
Selling, general and administrative expenses	$(666)	$(691)	3.6%
Research and development expenses	(1,073)	(1,144)	6.2
As percentage of net revenues	(33.3)%	(32.9)%	-40bps

Our operating expenses decreased mainly driven by the favorable impact of exchange rates, net of a $57 million loss on our matured hedging contracts, and the EPS saving initiatives, partially offset by salary and variable incentive increases and one-time R&D expenses.

Total R&D expenses were net of research tax credits, which amounted to $85 million in the first nine months of 2015 and $103 million in the year-ago period.

Other income and expenses, net

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Research and development funding	$102	$178
Phase-out and start-up costs	(3)	(13)
Exchange gain (loss), net	-	3
Patent costs	-	(28)
Gain on sale of businesses and non current assets	8	25
Other, net	3	(8)
Other income and expenses, net	$110	$157
As percentage of net revenues	2.1%	2.8%

In the first nine months of 2015, we recognized other income, net, of $110 million, decreasing compared to $157 million in the first nine months of 2014. The decrease is mainly due to $97 million catch-up of grants related to prior periods registered in the first nine months of 2014.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(61)	$(71)

In the first nine months of 2015, we recorded $61 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $35 million of restructuring charges related to the EPS restructuring plan; (ii) $13 million of a non-monetary impairment of intangibles following our yearly impairment test and (iii) $11 million of restructuring charges related to the manufacturing consolidation plan. See Note 7 Impairment, Restructuring Charges and Other Related Closure Costs.

In the first nine months of 2014, we recorded $71 million of impairment, restructuring charges and other related closure costs, primarily consisting of: (i) $23 million of impairment charges on the DPG dedicated intangible assets following our annual impairment test; (ii) $24 million of restructuring charges related to our net opex 600 plan (iii) $13 million of restructuring charges related to the EPS restructuring plan; and (iv) $10 million of restructuring charges related to the manufacturing consolidation plan.

Operating income (loss)

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Operating income (loss)	$84	$130
As percentage of net revenues	1.6%	2.3%

Our operating results deteriorated compared to the first nine months of 2014 mainly due to the grants catch-up from previous periods of $97 million recognized in 2014. Excluding the impact of this catch-up, our operating results improved by $51 million.

Operating income (loss) by product segment

	Nine Months Ended (unaudited)
	September 26, 2015		September 27, 2014
	$ million	% of net revenues	$ million	% of net revenues
Sense & Power and Automotive Products (SP&A)	$250	7.4%	$337	9.3%
Embedded Processing Solutions (EPS)	(106)	(5.8)	(110)	(5.6)
Total operating income (loss) of product segments(1)	144	2.8	227	4.1
Others(1) (2)	(60)	-	(97)	-
Total consolidated operating income (loss)	$84	1.6%	$130	2.3%
____________
(1)
The segment operating results of the prior periods have been restated following our internal policy on unallocated costs being amended as of Q1 2015 to allocate unused capacity charges to our product lines instead of allocating it to “Others”.

(2)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

SP&A operating margin decreased to 7.4% in the first nine months of 2015 from 8.9%, excluding the grants catch-up in the first nine months of 2014, mainly reflecting a lower level of revenues and unfavorable product mix partially offset by favorable currency effects, net of hedging. EPS operating margin in the first nine months of 2015 was a negative 5.8% compared to a negative 9.8%, excluding the grants catch-up in the first nine months of 2014, mainly reflecting an improved product mix, favorable currency effects, net of hedging, and lower net operating expenses.

Reconciliation to consolidated operating income (loss)

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Total operating income (loss) of product segments	$144	$227
Impairment, restructuring charges and other related closure costs	(61)	(71)
Strategic and other research and development programs	(4)	(5)
Phase-out and start-up costs	(3)	(13)
Other non-allocated provisions(1)	8	(8)
Total operating loss Others	(60)	(97)
Total consolidated operating income (loss)	$84	$130
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Interest expense, net	$(16)	$(11)

In the first nine months of 2015, net interest expense on our borrowings was $16 million, composed of $29 million interest expense, including $18 million (mainly non-cash) related to the Senior Bonds issued on July 3, 2014, partially offset by $13 million interest income. In the first nine months of 2014, interest expense on our borrowings was $19 million, of which $5 million of non-cash interest expense related to our Senior Bonds, partially offset by an $8 million interest income.

Income (loss) on equity-method investments

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Income (loss) on equity-method investments	$1	$(60)

In the first nine months of 2015, we recorded income of $1 million due to the sale of our participation in 3Sun to Enel Green Power, which was realized on more favorable conditions than originally expected, partially offset by a loss in Incard do Brazil (IdB). In the first nine months 2014, we recorded a charge of $60 million, out of which $9 million related to our share in ST-Ericsson JVS as a loss pick-up and $51 million related to 3Sun, including impairment and other charges associated with our decision to exit the joint venture.

Income tax benefit (expense)

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Income tax benefit (expense)	$38	$26

During the first nine months of 2015, we registered an income tax benefit of $38 million, adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. Income tax benefit includes one-time income of $46 million related to a local tax settlement. Our income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years.

Net loss (income) attributable to noncontrolling interest

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$(5)	$(1)

In the first nine months of 2015, we recorded $5 million in income attributable to noncontrolling interest, mainly related to our joint venture in Shenzhen, China for assembly operating activities. In the first nine months of 2014, the income attributable to noncontrolling interest was $1 million.

Net income attributable to parent company

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Net income attributable to parent company	$102	$85
As percentage of net revenues	2.0%	1.5%

For the first nine months of 2015, we reported net income of $102 million, representing earnings per share of $0.12, compared to income of $85 million in the year-ago period, representing earnings per share of $0.10.

Legal Proceedings

For a discussion of legal proceedings, see Note 24 Contingencies, Claims and Legal Proceedings to our Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

The reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our Consolidated Statements of Income for the nine months ended September 26, 2015 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.16 for €1.00 in the third quarter of 2015 compared to $1.17 for €1.00 in the second quarter of 2015 and $1.34 for €1.00 in the third quarter of 2014. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances. As of September 26, 2015, the outstanding hedged amounts were €779 million to cover manufacturing costs and €477 million to cover operating expenses, both at an average exchange rate of about $1.16 for €1.00 (considering the collars at upper strike), maturing over the period from September 29, 2015 to November 30, 2016. As of September 26, 2015, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $15 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $73 million before tax at December 31, 2014.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD). As of September 26, 2015, the outstanding hedged amounts were SGD 131 million at an average exchange rate of about SGD 1.36 to $1.00 maturing over the period from September 29, 2015 to June 9, 2016. As of September 26, 2015, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss of approximately $4 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $3 million before tax at December 31, 2014.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next four quarters and a declining percentage of our exposure in each quarter thereafter. In the third quarter of 2015, as a result of our cash flow hedging, we recorded a net loss of $36 million, consisting of a loss of about $9 million to R&D expenses, a loss of about $2 million to SG&A and a loss of about $25 million to costs of goods sold, while in the third quarter of 2014, we recorded a net profit of $2 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a nil net result recorded in “Other income and expenses, net” in our Consolidated Statements of Income for the third quarter of 2015.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At September 26, 2015, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information—Risk Factors—Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the $1,000 million dual-tranche offering of convertible bonds issued on July 3, 2014 (“Senior Bonds”) and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At September 26, 2015, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.72%. At the same date, the average interest rate on our outstanding debt was 1.91%, while the average rate of the cash interests on our total debt at redemption value was 0.70%.

Impact of Changes in Equity Prices

As of September 26, 2015, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 18 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better. Marginal amounts are held in other currencies. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first nine months of 2015, our net cash decreased by $148 million, due to the net cash used in financing and investing activities exceeding the net cash from operating activities.

The components of our cash flow for the comparable periods are set forth below:

	Nine Months Ended
	September 26, 2015	September 27, 2014
	(Unaudited, in millions)
Net cash from operating activities	$597	$404
Net cash used in investing activities	(418)	(681)
Net cash from (used in) financing activities	(317)	579
Effect of changes in exchange rates	(10)	(8)
Net cash increase (decrease)	$(148)	$294

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first nine months of 2015 was $597 million, increasing compared to $404 million in the prior year period. Net cash from operating activities for the first nine months of 2015 compared to the year-ago period benefited from the more favorable changes in net working capital.

Net cash used in investing activities. Investing activities used $418 million of cash in the first nine months of 2015, due to payments for the purchase of tangible and intangible assets and the payment for disposal of equity investment. The decrease in net cash used in investing activities compared to the $681 million in prior-year period was primarily due to the absence of payment for purchase of marketable securities. Payments for purchase of tangible assets, net of proceeds, totaled $378 million, slightly decreasing compared to the prior year period.

Net cash used in financing activities. Net cash used in financing activities was $317 million for the first nine months of 2015 and consisted of a $59 million repayment of long-term debt and $258 million of dividends paid to stockholders. For the nine months of 2014, net cash from financing activities was $579 million, primarily attributable to the Senior Bonds issuance.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and proceeds received in the sale of businesses. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and net cash variation from joint ventures deconsolidation, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Nine Months Ended
	September 26, 2015	September 26, 2015	September 27, 2014
	(In millions)	(In millions)
Net cash from operating activities	$225	$597	$404
Net cash used in investing activities	(120)	(418)	(681)
Excluding:
Proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net variation for JV deconsolidation	(20)	-	266
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(140)	(418)	(415)
Free Cash Flow (non U.S. GAAP measure)	$85	$179	$(11)
_____________
(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Payment for disposal of equity investment, Proceeds from sale of financial assets, Proceeds received in sale of businesses.

Free Cash Flow for the third quarter of 2015 included, as expected, the collection of a significant portion of R&D Grants in France ($66 million), mainly related to Nano2017, as well as $12 million related to the sale of non-strategic assets. Free Cash Flow was positive $179 million for the first nine months of 2015, compared to negative $11 million for the first nine months of 2014.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	September 26, 2015	December 31, 2014(1)	September 27, 2014(1)
	(Unaudited, in millions)
Cash and cash equivalents	$1,869	$2,017	$2,130
Marketable securities	338	334	330
Total financial resources	2,207	2,351	2,460
Short-term debt	(191)	(202)	(223)
Long term debt	(1,557)	(1,599)	(1,739)
Total financial debt	(1,748)	(1,801)	(1,962)
Net Financial Position	$459	$550	$498
_____________
(1)
The September 27, 2014 and December 31, 2014 net financial positions were restated following the early adoption of ASU 2015-03, consisting in a balance sheet reclassification of debt issuance costs (now reported as deduction of issued debt and not as non-current assets).

Our Net Financial Position as of September 26, 2015 was a net cash position of $459 million, decreasing compared to the net financial position of $550 million at December 31, 2014.

Total financial resources amounted to $2,207 million as at September 26, 2015 and were composed of: (i) $1,869 million of cash and cash equivalents as a result of our cash flow evolution as presented above and (ii) $338 million of marketable securities.

Financial debt was $1,748 million as at September 26, 2015, composed of (i) $191 million of current portion of long-term debt and (ii) $1,557 million long-term debt. The breakdown of our total financial debt included: (i) $835 million in European Investment Bank loans (the “EIB Loans”), (ii) $899 million in the Senior Bonds, (iii) $13 million in loans from other funding programs and other long-term loans, and (iv) $1 million of capital leases.

The EIB Loans are comprised of four long-term amortizing credit facilities as part of our R&D funding programs. The first for R&D in France was drawn in U.S. dollars from 2006 to 2008 for a total amount of $341 million, of which $19 million remained outstanding as of September 26, 2015. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $80 million remained outstanding as of September 26, 2015. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $324 million remained outstanding as of September 26, 2015. The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $412 million is outstanding as of September 26, 2015. At September 26, 2015, the amounts available under our back-up and uncommitted credit facilities were unutilized.

The Senior Bonds were issued on July 3, 2014, for a principal amount of $1,000 million (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively, for net proceeds of approximately $994 million. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 on each tranche. The Senior Bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the Senior Bonds prior to their maturity in certain circumstances. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach. The liability component will accrete to par value until maturity based on the effective interest rate (Tranche A: 2.40% and Tranche B: 3.22%, including 1% p.a. nominal interest). In the computation of diluted EPS, the Senior Bonds will be dilutive only for the portion of net-share settlement underlying the conversion premium when the conversion option is in the money.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

Our current rating with rating agencies are as follow: Moody’s: “Baa3” with negative outlook; S&P: “BBB-” with stable outlook; Fitch (on an unsolicited basis): “BBB-” with stable outlook.

As of September 26, 2015, debt payments at redemption value by period were as follows:
	Payments Due by Period
	Total	2015	2016	2017	2018	2019	Thereafter
	(Unaudited, in millions)
Long-term debt (including current portion)	$1,850	141	191	116	115	714	573

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current macro and semiconductor demand softness, we now anticipate our capital expenditure to be down to approximately $500 million in 2015, from our original estimate of $600 million. The most important of our 2015 capital expenditure projects are expected to be: (a) for our front end facilities: (i) in our 300 mm fab in Crolles, R&D and technology evolution to support the production ramp up of new technologies; (ii) mix evolution, and a few selective programs capacity growth, mainly in the area of analog processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at September 26, 2015.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the third quarter of 2015, our booking plus net frame orders decreased compared to the second quarter of 2015, mainly impacted by a progressive deterioration of market conditions and unfavorable seasonality. We entered the fourth quarter of 2015 with a lower backlog than the level we had when entering in the third quarter of 2015. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

Both in the third quarter and in the first nine months of 2015, no customer accounted for more than 10% of our total net revenues. There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	the loading, product mix, and manufacturing performance of our production facilities;

•
the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales; and any breaches of our IT systems or those of our customers or suppliers;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	product liability or warranty claims or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, labor actions or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information—Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 26,	September 27,
In million of U.S. dollars except per share amounts	2015	2014

Net sales	1,755	1,870
Other revenues	9	16
Net revenues	1,764	1,886
Cost of sales	(1,151)	(1,240)
Gross profit	613	646
Selling, general and administrative	(218)	(226)
Research and development	(331)	(377)
Other income and expenses, net	38	32
Impairment, restructuring charges and other related closure costs	(11)	(38)
Operating income	91	37
Interest expense, net	(5)	(7)
Loss on equity-method investments	(1)	-
Income before income taxes and noncontrolling interest	85	30
Income tax benefit	8	42
Net income	93	72
Net loss (income) attributable to noncontrolling interest	(3)	-
Net income attributable to parent company	90	72

Earnings per share (Basic) attributable to parent company stockholders	0.10	0.08
Earnings per share (Diluted) attributable to parent company stockholders	0.10	0.08

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	September 26,	September 27,
In million of U.S. dollars except per share amounts	2015	2014

Net sales	5,202	5,529
Other revenues	27	46
Net revenues	5,229	5,575
Cost of sales	(3,455)	(3,696)
Gross profit	1,774	1,879
Selling, general and administrative	(666)	(691)
Research and development	(1,073)	(1,144)
Other income and expenses, net	110	157
Impairment, restructuring charges and other related closure costs	(61)	(71)
Operating income	84	130
Interest expense, net	(16)	(11)
Income (loss) on equity-method investments	1	(60)
Gain on financial instruments, net	-	1
Income before income taxes and noncontrolling interest	69	60
Income tax benefit	38	26
Net income	107	86
Net loss (income) attributable to noncontrolling interest	(5)	(1)
Net income attributable to parent company	102	85

Earnings per share (Basic) attributable to parent company stockholders	0.12	0.10
Earnings per share (Diluted) attributable to parent company stockholders	0.12	0.10

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	September 26,	September 27,
In million of U.S. dollars	2015	2014

Net income	93	72
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(10)	(145)
Foreign currency translation adjustments	(10)	(145)
Unrealized gains (losses) arising during the period	4	(2)
Unrealized gains (losses) on securities	4	(2)
Unrealized gains (losses) arising during the period	(10)	(48)
Less : reclassification adjustment for (income) losses included in net income	36	(2)
Unrealized gains (losses) on derivatives	26	(50)
Net gains (losses) arising during the period	1	-
Defined benefit pension plans	1	-
Other comprehensive income (loss), net of tax	21	(197)
Comprehensive income (loss)	114	(125)
Less : comprehensive income (loss) attributable to noncontrolling interest	3	-
Comprehensive income (loss) attributable to the company's stockholders	111	(125)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	(Unaudited)
	September 26,	September 27,
In million of U.S. dollars	2015	2014

Net income	107	86
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(159)	(181)
Less: reclassification adjustment for gains on disposal of equity investment	(10)	-
Foreign currency translation adjustments	(169)	(181)
Unrealized gains (losses) arising during the period	3	(2)
Unrealized gains (losses) on securities	3	(2)
Unrealized gains (losses) arising during the period	(93)	(56)
Less : reclassification adjustment for (income) losses included in net income	150	(23)
Unrealized gains (losses) on derivatives	57	(79)
Net gains (losses) arising during the period	4	1
Defined benefit pension plans	4	1
Other comprehensive income (loss), net of tax	(105)	(261)
Comprehensive income (loss)	2	(175)
Less : comprehensive income (loss) attributable to noncontrolling interest	5	1
Comprehensive income (loss) attributable to the company's stockholders	(3)	(176)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at

	September 26,	December 31,
In million of U.S. dollars	2015	2014
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,869	2,017
Marketable securities	338	334
Trade accounts receivable, net	989	911
Inventories	1,253	1,269
Deferred tax assets	92	97
Assets held for sale	14	33
Other current assets	518	390
Total current assets	5,073	5,051
Goodwill	77	82
Other intangible assets, net	162	193
Property, plant and equipment, net	2,432	2,647
Non-current deferred tax assets	441	386
Long-term investments	56	69
Other non-current assets	445	576
	3,613	3,953
Total assets	8,686	9,004

Liabilities and equity
Current liabilities:
Short-term debt	191	202
Trade accounts payable	701	597
Other payables and accrued liabilities	739	841
Dividends payable to stockholders	190	87
Deferred tax liabilities	1	-
Accrued income tax	52	39
Total current liabilities	1,874	1,766

Long-term debt	1,557	1,599
Post-employment benefit obligations	373	392
Long-term deferred tax liabilities	10	10
Other long-term liabilities	139	182
	2,079	2,183
Total liabilities	3,953	3,949

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,949,920 shares issued, 878,506,477 shares outstanding)	1,157	1,157
Capital surplus	2,768	2,741
Retained earnings	523	817
Accumulated other comprehensive income	508	613
Treasury stock	(289)	(334)
Total parent company stockholders' equity	4,667	4,994
Noncontrolling interest	66	61
Total equity	4,733	5,055

Total liabilities and equity	8,686	9,004

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)
	September 26,	September 27,
In million of U.S. dollars	2015	2014

Cash flows from operating activities:
Net income	107	86
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	542	612
Interests and amortization of issuance costs on convertible bonds	15	5
Gain on financial instruments, net	-	(1)
Gain on sale of businesses	-	(22)
Non-cash stock-based compensation	27	25
Other non-cash items	(104)	(109)
Deferred income tax	(74)	(66)
Loss (income) on equity-method investments	(1)	60
Impairment, restructuring charges and other related closure costs, net of cash payments	26	(1)
Changes in assets and liabilities:
Trade receivables, net	(86)	(1)
Inventories	(28)	30
Trade payables	127	(22)
Other assets and liabilities, net	46	(192)
Net cash from operating activities	597	404

Cash flows from investing activities:
Payment for purchase of tangible assets	(414)	(397)
Proceeds from sale of tangible assets	36	9
Payment for purchase of marketable securities	-	(333)
Proceeds from sale of marketable securities	-	58
Net cash variation for joint ventures deconsolidation	-	9
Payment for purchase of intangible assets	(27)	(48)
Payment for purchase of financial assets	-	(9)
Payment for disposal of equity investment	(13)	-
Proceeds from sale of financial assets	-	1
Proceeds received in sale of businesses	-	29
Net cash used in investing activities	(418)	(681)

Cash flows from financing activities:
Net proceeds from issuance of senior unsecured convertible bonds	-	995
Repayment of long-term debt	(59)	(60)
Capital increase	-	1
Repurchase of common stock	-	(93)
Dividends paid to stockholders	(258)	(264)
Net cash from (used in) financing activities	(317)	579
Effect of changes in exchange rates	(10)	(8)
Net cash increase (decrease)	(148)	294
Cash and cash equivalents at beginning of the period	2,017	1,836
Cash and cash equivalents at end of the period	1,869	2,130

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts
					Accumulated Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2013 (Audited)	1,156	2,581	(212)	1,076	1,042	74	5,717
Capital increase	1						1
Repurchase of common stock			(156)				(156)
Issuance of senior unsecured convertible bonds		121					121
Stock-based compensation expense		39	34	(34)			39
Joint ventures and other subsidiaries deconsolidation						(12)	(12)
Comprehensive income (loss):
Net income				128		1	129
Other comprehensive income (loss), net of tax					(429)	1	(428)
Comprehensive income (loss)							(299)
Dividends to noncontrolling interest						(3)	(3)
Dividends, $0.40 per share				(353)			(353)
Balance as of December 31, 2014 (Audited)	1,157	2,741	(334)	817	613	61	5,055
Stock-based compensation expense		27	45	(45)			27
Comprehensive income (loss):
Net income				102		5	107
Other comprehensive income (loss), net of tax					(105)		(105)
Comprehensive income (loss)							2
Dividends, $0.40 per share				(351)			(351)
Balance as of September 26, 2015 (Unaudited)	1,157	2,768	(289)	523	508	66	4,733

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 28, 2015, its second quarter ended on June 27 and its third quarter ended on September 26. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2014. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2015.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired, exchanged or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing on long-lived assets,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets held for sale and the assessment of probability of realizing the sale,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•
determination of the income tax expenses estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2015

In April 2014, the FASB issued new guidance which redefines discontinued operations by changing the criteria for determining which disposals can be presented as discontinued operations. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”. A strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The guidance also enhances disclosure requirements and adds new disclosures for individually material dispositions that do not qualify as discontinued operations. The Company adopted the new guidance in 2015 with no impact on its financial position and results of operations.

In April 2015, the FASB simplified the presentation of debt issuance costs by requiring debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the issued debt liability, consistent with the presentation of a debt discount, and not as a deferred charge. The simplified guidance is effective for public companies and periods beginning after December 31, 2015, on a retrospective basis. Early adoption is permitted. The Company early adopted the guidance in the first quarter of 2015, which is applicable on the presentation of debt issuance costs associated with outstanding convertible bonds issued on July 3, 2014 because it eliminates unnecessary complexity in the balance sheet due to the presentation of  debt issuance costs as deferred charges, while debt issuance costs are similar to debt discounts since they reduce the proceeds of borrowings. The new guidance has been applied on a retrospective basis. The balance sheet as at December 31, 2014 has consequently be adjusted to reflect the period-specific effects of applying the new guidance. On January 1, 2015, the debt issuance costs, totaling $4 million, have been reclassified from the line “Other non-current assets” on the consolidated balance sheet to the line “Long-term debt”, as a reduction of the carrying value of convertible bonds issued on July 3, 2014. This retrospective adjustment has consequently generated a decrease of $4 million on the line “Other non-current asset” and a decrease of the line “Long-term debt” for the same amount on the consolidated balance sheet as at December 31, 2014. The recognition and measurement of these debt issuance costs have not been affected by the early adopted guidance.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In May 2014, the FASB issued the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations and; (v) revenue recognition for each performance obligation. The new guidance will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, following the FASB’s decision taken in July 2015 to delay the effective date of the new revenue standard by one year. Adoption of the standard as of the original effective date is permitted. The areas in which the new revenue recognition may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on relative standalone selling prices. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In June 2014, the FASB clarified the guidance relating to stock-based compensation by requiring that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amended guidance will be effective for annual and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective. The new guidance has no impact on current stock-award plans.

In November 2014, the FASB amended the accounting guidance relating to the host contract in a hybrid instrument issued in the form of a share, to clarify that an entity should consider all relevant terms and features in evaluating the economic characteristics and risks of the host contract, including the embedded derivative feature being evaluated for bifurcation. The amended guidance will be effective for fiscal years and interim periods beginning after December 15, 2015. Earlier adoption is permitted. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial position and results of operations.

In January 2015, the FASB simplified the income statement presentation by eliminating the concept of extraordinary items. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The guidance is effective for periods beginning after December 31, 2015. Early adoption is permitted but only as of the beginning of the fiscal year of adoption. The Company will adopt the amended guidance when effective and does not expect any material impact on its financial statements upon adoption.

In February 2015, the FASB issued a new consolidation guidance to improve targeted areas of the consolidation model. It is intended to answer concerns about certain situations in which consolidation is required under current guidance. Specifically, the guidance introduces several amendments that: (i) modify the evaluation of limited partnerships as VIEs; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation of reporting entities involved with VIEs, particularly those that have fee arrangements and related party relationships; and (iv) provide a scope exception for certain investment funds. The new consolidation guidance is effective for public companies and periods beginning after December 31, 2015, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any material impact on its consolidation perimeter.

In April 2015, the FASB issued new guidance relating to customer’s accounting for fees paid in a cloud computing arrangement. The guidance clarifies accounting by customers for cloud computing arrangements including a software license. If the cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If not, the customer should account for the arrangement as a service contract.  The guidance is effective for public entities and periods beginning after December 31, 2015, with early application permitted. The Company will adopt the new guidance when effective and is currently assessing its impact on existing contracts, transactions and business practices.

In July 2015, the FASB simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value, instead of at the lower of cost and market in current guidance. Net realizable value, which is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation, is one of the three measures to be calculated in current guidance to be compared to cost. The new guidance changes neither the calculation of net realizable value nor the way inventory cost is measured. The guidance simplification consists in comparing inventory cost to only one measure:  the net realizable value. The guidance is effective for public entities and periods beginning after December 15, 2016, with early application permitted. The new guidance is applied on a prospective basis. The Company will adopt the new guidance when effective and does not expect the new guidance will result in any material changes in practice.

In July 2015, the FASB simplified the accounting for defined benefit plans by reducing complexity on fully benefit-responsive investment contracts (Part I), simplifying plan investment disclosures (Part II) and by providing practical expedient related to the measurement date of defined benefit plan assets and obligations (Part III). The amendments in Part I designate contract value as the only required measure for fully benefit-responsive investments contracts, which maintains the relevant information while reducing the cost and complexity of reporting for these contracts. The objective of Part II is to make more effective the investment disclosure requirements for employee benefit plans. The practical expedient provided in Part III, which is an accounting policy election, allows employers with fiscal year-end dates that do not coincide with a calendar month-end to measure pension and post-retirement benefit plan assets and obligations as of the calendar month-end date closest to the fiscal year-end. A similar practical expedient is included in the new guidance for interim remeasurements for significant events that occur on a date other than a month-end date. The guidance is effective for public companies and periods beginning after December 15, 2015, with early application permitted. The practical expedient for measurement at year-end is not applicable to the Company since its fiscal year ends on December 31; however it is applicable for interim reporting periods. The Company will adopt the new simplified guidance when effective and does not expect any material impact on its financial position and results of operations.

In September 2015, the FASB simplified accounting for measurement period adjustments for business combinations. The US GAAP guidance requires that an acquirer in a business combination report provisional amounts when measurements are incomplete as of the end of the reporting period covering the business combination. The simplifed guidance eliminates the requirement to restate prior period financial statements for measurement period adjustments. The cumulative impact of a measurement period adjustment is recognized in the reporting period in which the adjustment is identified. The simplified guidance is effective for public companies and periods beginning after December 15, 2015, with early application permitted. It should be applied prospectively to measurement period adjustments that occur after the effective date The Company will adopt the new guidance when effective and does not expect the new guidance will result in any material changes on its consolidated financial statements.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Research and development funding	31	27	102	178
Phase-out and start-up costs	(1)	(7)	(3)	(13)
Exchange gain, net	1	2	-	3
Patent costs	-	1	-	(28)
Gain on sale of businesses and non-current assets	7	11	8	25
Other, net	-	(2)	3	(8)
Total	38	32	110	157

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets for the first nine months of 2015 was mostly related to the sale of non-strategic assets, while in the first nine months of 2014, it was mainly due to the sale of businesses associated with the Smart Connectivity Business (Display Port products).

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the third quarter and first nine months of 2015 are summarized as follows:

	Three months ended on September 26, 2015
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
$600-650 million net opex plan	-	-	(1)	(1)
EPS restructuring plan	-	-	3	3
Intangible asset impairment charge	(13)	-	-	(13)
Total	(13)	-	2	(11)

	Nine months ended on September 26, 2015
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing consolidation	-	(1)	(11)	(12)
$600-650 million net opex plan	-	-	(1)	(1)
EPS restructuring plan	-	(35)	-	(35)
Intangible asset impairment charge	(13)	-	-	(13)
Total	(13)	(36)	(12)	(61)

Impairment, restructuring charges and other related closure costs incurred in the third quarter and first nine months of 2014 are summarized as follows:

	Three months ended on September 27, 2014
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

$600-650 million net opex plan	-	1	-	1
Manufacturing consolidation	-	(1)	(1)	(2)
EPS restructuring plan	-	(13)	-	(13)
Intangible asset impairment charge	(24)	-	-	(24)
Total	(24)	(13)	(1)	(38)

	Nine months ended on September 27, 2014
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

$600-650 million net opex plan	-	(16)	(8)	(24)
Manufacturing consolidation	-	(7)	(3)	(10)
EPS restructuring plan	-	(13)	-	(13)
Intangible asset impairment charge	(24)	-	-	(24)
Total	(24)	(36)	(11)	(71)

Impairment charges

During the first nine months of 2015, the Company recorded impairment charges totaling to $13 million following the annual impairment test performed in the third quarter, of which $6 million on Digital Product Group dedicated intangible assets and $7 million on other intangible assets for which there is no alternative future use.

During the first nine months of 2014, the Company recorded impairment charges amounting to $24 million as part of the annual impairment test, of which $23 million on Digital Product Group dedicated intangible assets and $1 million on other intangible assets.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 26, 2015 are summarized as follows:

	$600-650 million net opex plan	Manufacturing consolidation	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2014	11	5	15	11	42
Charges incurred in 2015	1	12	42	-	55
Adjustments for unused provisions	-	-	(7)	-	(7)
Receivables not collected upon contract termination	-	(4)	-	-	(4)
Amounts paid	(2)	(6)	(23)	(4)	(35)
Currency translation effect	-	-	(1)	-	(1)
Provision as at September 26, 2015	10	7	26	7	50

•	Manufacturing consolidation

In 2013, the Company announced that it would wind down certain 6-inch manufacturing lines, close its back-end plant in Longgang and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded in the first nine months of 2015 $12 million in restructuring charges and other related closure costs, of which $10 million corresponding to a grant clawback pursuant to the closure of operations in Longgang, China.

•	EPS restructuring plan

In 2014, the Company announced a plan affecting around 450 employees worldwide and targeting an estimated $100 million of annualized savings in the EPS segment. The Company recorded in the first nine months of 2015 $35 million of restructuring charges and other related closure costs, net of adjustments for unused provision, corresponding primarily to employee voluntary termination benefits and including termination fees in connection with the exit from the IBM technology alliance.

Total impairment, restructuring charges and other related closure costs

The $600-650 million net opex plan resulted in a total charge of $113 million. The plan was substantially completed in 2014.

The Manufacturing consolidation plan resulted in a total charge of $32 million. The plan was substantially completed in 2015.

The EPS restructuring plan, launched in 2014,  is expected to be completed in 2015 and resulted in a total pre-tax charge of $65 million.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

8.	Interest expense, Net

Interest expense, net consisted of the following:

	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Income	5	3	13	8
Expense	(10)	(10)	(29)	(19)
Total	(5)	(7)	(16)	(11)

Net interest includes charges related to the sale of trade and other receivables. Interest expense recorded in the first nine months of 2015 included a $18 million charge on the senior unsecured convertible bonds issued in July 2014, of which $15 million was a non-cash interest expense resulting from the accretion of the discount on the liability component.

9.	Income Taxes

Income tax benefit is as follows:

	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Income tax benefit (expense)	8	42	38	26

In the first nine months of 2015, income tax has been estimated adopting a discrete effective tax method as opposed to an estimated effective tax rate due to significant uncertainty in estimating the effective tax rate. Income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized. During the third quarter of 2015, the Company settled discussions with a local tax authority, which led to the reversal of a $14 million provision.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014

Basic EPS

Net income attributable to parent company	90	72	102	85
Weighted average shares outstanding	878,492,172	888,888,331	875,793,142	890,254,684

Basic EPS	0.10	0.08	0.12	0.10

Diluted EPS

Net income attributable to parent company	90	72	102	85
Convertible debt interest	-	-	-	-
Net income attributable to parent company adjusted	90	72	102	85
Weighted average shares outstanding	878,492,172	888,888,331	875,793,142	890,254,684
Dilutive effect of stock awards	2,216,254	2,445,209	4,193,673	3,424,213
Dilutive effect of convertible debt	-	-	-	-
Number of shares used in calculating diluted earnings per share	880,708,426	891,333,540	879,986,815	893,678,897

Diluted EPS	0.10	0.08	0.12	0.10

There was no dilutive effect of the convertible bonds issued on July 3, 2014 since the conversion is out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the nine months ended September 26, 2015:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2014	(76)	2	(159)	813	580
Cumulative tax impact	-	-	33	-	33
December 31, 2014, net of tax	(76)	2	(126)	813	613
OCI before reclassifications	(93)	3	-	(159)	(249)
Amounts reclassified from AOCI	150	-	5	(10)	145
OCI for the nine months ended September 26, 2015	57	3	5	(169)	(104)
Cumulative tax impact	-	-	(1)	-	(1)
OCI for the nine months ended September 26, 2015, net of tax	57	3	4	(169)	(105)
September 26, 2015	(19)	5	(154)	644	476
Cumulative tax impact	-	-	32	-	32
September 26, 2015, net of tax	(19)	5	(122)	644	508

Items reclassified out of Accumulated Other Comprehensive Income for the period ended September 26, 2015 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(93)	Cost of sales
Foreign exchange derivative contracts	(12)	Selling, general and administrative
Foreign exchange derivative contracts	(45)	Research and development
	-	Income tax expense
	(150)	Net of tax
Defined benefit pension plan items
Amortization of prior service costs	-	(1)
Amortization of actuarial gains (losses)	-	(1)
	-	Income tax benefit (expense)
	-	Net of tax
Foreign currency translation adjustment
Realized gain on disposal of investments	10	Income (loss) on equity-method investments
	-	Income tax benefit (expense)
	10	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(140)	Net of tax

(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at September 26, 2015 and December 31, 2014 are detailed in the table below:

	December 31, 2014	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for -sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	September 26, 2015
U.S. Treasury Bonds	334		-	4	-	-	338
Total	334		-	4	-	-	338
*Other Comprehensive Income

As at September 26, 2015, the Company held $338 million in U.S. Treasury bonds. The bonds have an average rating of AA+/Aaa, with a weighted average maturity of 4.56 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 26, 2015, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at September 26, 2015, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.

The Company held Corporate bonds amounting to $57 million which matured in the first nine months of 2014. No credit loss was identified on these instruments.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at September 26, 2015	As at December 31, 2014
Trade accounts receivable	996	919
Allowance for doubtful accounts	(7)	(8)
Total	989	911

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at September 26, 2015, $49 million of trade accounts receivable were sold without recourse ($49 million as at December 31, 2014). Such factoring transactions totaled $146 million for the first nine months of 2015 ($155 million for the first nine months of 2014).

14.	Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	As at September 26, 2015	As at December 31, 2014
Raw materials	77	73
Work-in-process	784	795
Finished products	392	401
Total	1,253	1,269

15.	Goodwill

Changes in the carrying amount of goodwill were as follows:

	Sense & Power and Automotive Products (SP&A)	Embedded Processing Solutions (EPS)	Total
December 31, 2014	2	80	82
Foreign currency translation	-	(5)	(5)
September 26, 2015	2	75	77

16.	Other intangible assets

Other intangible assets consisted of the following:

September 26, 2015	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	581	(506)	75
Contractual customer relationships	4	(4)	-
Purchased software	384	(316)	68
Construction in progress	19	-	19
Other intangible assets	65	(65)	-
Total	1,053	(891)	162

December 31, 2014	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	619	(519)	100
Contractual customer relationships	4	(4)	-
Purchased software	373	(302)	71
Construction in progress	22	-	22
Other intangible assets	66	(66)	-
Total	1,084	(891)	193

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use. The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense was $45 million and $46 million for the nine-month periods ended September 26, 2015 and September 27, 2014, respectively.

During the third quarter of 2015, the Company tested for impairment dedicated long-lived assets of DPG reporting unit related to products for which current and future economic performance is weaker than expected. The result was that these intangible assets, composed of acquired technologies, and amounting to $6 million, were fully impaired due to the fact that their projected cash flows, over their remaining useful life, were less than their carrying value. Additionally, the Company impaired $7 million of other intangible assets for which it was determined during the third quarter of 2015 that they had no alternative future use.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2015	18
2016	58
2017	40
2018	23
2019	13
Thereafter	10
Total	162

17.	Property, plant and equipment

Property, plant and equipment consisted of the following:

September 26, 2015	Gross Cost	Accumulated Depreciation	Net Cost

Land	76	-	76
Buildings	819	(400)	419
Facilities & leasehold improvements	2,778	(2,511)	267
Machinery and equipment	13,029	(11,480)	1,549
Computer and R&D equipment	385	(346)	39
Other tangible assets	107	(101)	6
Construction in progress	76	-	76
Total	17,270	(14,838)	2,432

December 31, 2014	Gross Cost	Accumulated Depreciation	Net Cost

Land	80	-	80
Buildings	886	(411)	475
Facilities & leasehold improvements	2,946	(2,629)	317
Machinery and equipment	13,491	(11,822)	1,669
Computer and R&D equipment	410	(371)	39
Other tangible assets	118	(109)	9
Construction in progress	58	-	58
Total	17,989	(15,342)	2,647

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, Machinery and equipment and Other tangible assets include assets acquired under capital lease. The Net Cost of Assets under capital lease was $1 million both at September 26, 2015 and December 31, 2014.

The depreciation charge was $497 million and $566 million for the nine-month periods ended September 26, 2015 and September 27, 2014, respectively.

18.	Long-Term Investments

Long-Term Investments consisted of the following:

	September 26, 2015	December 31, 2014
Equity-method investments	43	56
Cost-method investments	13	13
Total	56	69

Equity-method investments

Equity-method investments as at September 26, 2015 and December 31, 2014 were as follows:

	September 26, 2015		December 31, 2014
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	43	50.0%	43	50.0%
Incard do Brazil Ltda	-	50.0%	3	50.0%
3Sun S.r.l.	-	-	-	-
Other Investment	-	-	10	-
Total	43		56

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of September 26, 2015. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of September 26, 2015.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Incard do Brazil Ltda (“IdB”)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company evaluated that IdB was a VIE. The Company determined that it was the VIE primary beneficiary and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer the VIE primary beneficiary and as such IdB was deconsolidated from the Company’s financial statements in the third quarter of 2014. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment was nil as of September 26, 2015.

The line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income for the first nine months of 2015 included a charge of $3 million related to IdB.

3Sun S.r.l. (“3Sun”)

3Sun was a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Company has determined that 3Sun was not a VIE. However, the Company exercised a significant influence over 3Sun and consequently accounted for its investment in 3Sun under the equity-method.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power. In addition,  ST forgave its €13 million outstanding shareholder loan to the joint venture.

The line “Income (loss) on equity-method investments” in the Company’s consolidated statement of income for the first nine months of 2015 included a gain of $4 million related to the exit from 3Sun.

Cost-method investments

Cost-method investments as at September 26, 2015 are equity securities with no readily determinable fair value. It mainly includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first nine months of 2015 and currently has no requirement or intent to provide further financial support to the joint venture.

19.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at September 26, 2015	As at December 31, 2014
Available-for-sale equity securities	11	11
Trading equity securities	8	8
Long-term State receivables	384	513
Long-term receivables from third parties	1	5
Prepaid for pension	13	9
Derivatives designated as a hedge	2	-
Deposits and other non-current assets	26	30
Total	445	576

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

In the first quarter of 2015, the Company early adopted the new guidance on presentation of debt issuance costs, on a retrospective basis. The balance sheet as at December 31, 2014 has consequently been adjusted to reflect the effects of applying the new guidance. The debt issuance costs totaling $4 million as at December 31, 2014 have been reclassified from the line “Other non-current assets” on the consolidated balance sheet to the line “Long-term debt”, as a reduction of the carrying value of convertible bonds issued on July 3, 2014.

20.	Long-term debt

Long-term debt consisted of the following:

	September 26, 2015	December 31, 2014

Funding program loans from European Investment Bank:
0.30% due 2015, floating interest rate at Libor + 0.026%	-	9
0.35% due 2016, floating interest rate at Libor + 0.052%	19	39
0.76% due 2016, floating interest rate at Libor + 0.477%	52	52
0.68% due 2016, floating interest rate at Libor + 0.373%	28	57
1.49% due 2020, floating interest rate at Libor + 1.199%	75	75
1.39% due 2020, floating interest rate at Libor + 1.056%	165	165
0.90% due 2020, floating interest rate at Euribor + 0.917%	84	91
0.93% due 2021, floating interest rate at Libor + 0.525%	210	210
0.99% due 2021, floating interest rate at Libor + 0.572%	202	202
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	547	537
1.0% due 2021 (Tranche B)	352	347
Other funding program loans:
0.42% (weighted average), due 2015-2023, fixed interest rate	5	6
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	4	6
0.72% (weighted average), due 2018, fixed interest rate	1	1
0.87% (weighted average), due 2020, fixed interest rate	3	3
Capital leases:
6.02% (weighted average), due 2015-2017, fixed interest rate	1	1
Total long-term debt	1,748	1,801
Less current portion	(191)	(202)
Total long-term debt, less current portion	1,557	1,599

On July 3, 2014, the Company issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance was approximately $12 dollar, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by the Company.  The Company can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by the Company. The Company intends to use the net proceeds of the offering for general corporate purposes.

Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. Transaction costs of $6 million were allocated proportionately to the liability and the equity components. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. An amount of $121 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. In the first quarter of 2015, the Company early adopted the simplified guidance on the presentation of debt issuance costs, which consists in reporting these costs as a deduction of the carrying value of the issued debt and not as deferred charges. The new guidance was applied retrospectively, which reduced by $4 million the amount of the liability component as at December 31, 2014. The adjusted carrying value of the liability component of the issued bonds, net of debt discount and issuance costs, totaled $884 million as at December 31, 2014 instead of the $888 million previously reported. Unamortized debt discount and issuance costs totalled $101 million as at September 26, 2015.

21.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of September 26, 2015, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Service cost	(7)	(6)	(22)	(20)
Interest cost	(6)	(7)	(19)	(22)
Expected return on plan assets	5	5	16	17
Amortization of prior service cost	-	-	-	(1)
Amortization of actuarial net (loss) gain	(2)	(1)	(5)	(2)
Settlement	-	-	-	1
Net periodic benefit cost	(10)	(9)	(30)	(27)

	Other long-term benefits		Other long-term benefits
	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Service cost	(1)	(2)	(3)	(5)
Interest cost	-	(1)	(1)	(2)
Net periodic benefit cost	(1)	(3)	(4)	(7)

Employer contributions paid and expected to be paid in 2015 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2014.

22.	Dividends

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016. During the second quarter of 2015 $93 million was paid, corresponding to the first distribution. During the third quarter of 2015 $83 million was paid, corresponding to the second distribution with the exception of NYSE shares, paid on September 29, 2015. The latter, together with the remaining $0.20 per share cash dividend totaled $190 million and is presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of September 26, 2015.

The Supervisory Board held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014. The second payment was executed in March and April 2015 for the amount of $82 million and $14 million, respectively.

The Annual General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. The remaining second portion of dividends to be paid of $4 million was paid during the fourth quarter of 2014.

23.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. As of September 26, 2015, 30,476,777 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,414,279 in the first nine months of 2015.

As of September 26, 2015, the Company owned a number of treasury shares equivalent to 32,443,443.

24.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of September 26, 2015, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at September 26, 2015, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	231	385
Currency collars	246	394

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	131

           Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging.  The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 26, 2015 and December 31, 2014 is presented in the table below:

	As at September 26, 2015		As at December 31, 2014
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	6	Other current assets	-
Foreign exchange forward contracts	Other non-current assets	1	Other non-current assets	-

Currency collars	Other current assets	3	Other current assets	-
Currency collars	Other non-current assets	1	Other non-current assets	-
Total derivatives designated as a hedge:		11		-
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	1
Total derivatives not designated as a hedge:		1		1
Total Derivatives		12		1

	As at September 26, 2015		As at December 31, 2014
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(20)	Other payables and accrued liabilities	(43)
Currency collars	Other payables and accrued liabilities	(9)	Other payables and accrued liabilities	(28)
Total derivatives designated as a hedge:		(29)		(71)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(3)	Other payables and accrued liabilities	(2)
Total derivatives not designated as a hedge:		(3)		(2)
Total Derivatives		(32)		(73)

The effect on the consolidated statements of income for the three and nine months ended September 26, 2015 and September 27, 2014, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at September 26, 2015 and December 31, 2014 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	September 26, 2015	December 31, 2014		September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Foreign exchange forward contracts	(11)	(30)	Cost of sales	(13)	1	(55)	15
Foreign exchange forward contracts	(1)	(5)	Selling, general and administrative	(1)	-	(7)	2
Foreign exchange forward contracts	(2)	(10)	Research and development	(5)	1	(25)	8
Currency collars	(4)	(20)	Cost of sales	(12)	-	(38)	-
Currency collars	-	(4)	Selling, general and administrative	(1)	-	(5)	-
Currency collars	(1)	(7)	Research and development	(4)	-	(20)	-
Total	(19)	(76)		(36)	2	(150)	25

A total $22 million loss deferred as at September 26, 2015 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2015 and 2014. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.

The effect on the consolidated statements of income for the three and nine months ended September 26, 2015 and September 27, 2014 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain recognized in earnings
		Three months ended		Nine months ended
		September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Foreign exchange forward contracts	Other income and expenses, net	2	6	8	11

Total		2	6	8	11

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $4 million (composed of a $2 million liabilities and $6 million of assets) and liabilities totaling a net amount of $9 million (composed of a $2 million of assets and $11 million of liabilities) as at September 26, 2015. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $8 million and total liabilities of $23 million as at September 26, 2015.

26.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at September 26, 2015:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	September 26, 2015
Marketable securities – U.S. Treasury Bonds	338	338	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	(18)	-	(18)	-
Derivative instruments not designated as a hedge	(2)	-	(2)	-
Total	337	357	(20)	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2014:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	December 31, 2014
Marketable securities – U.S. Treasury Bonds	334	334	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	(71)	-	(71)	-
Derivative instruments not designated as a hedge	(1)	-	(1)	-
Total	281	353	(72)	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at September 26, 2015 and December 31, 2014.

The liability component of the convertible bonds issued on July 3, 2014 was measured at initial recognition at fair value based on a discount rate adjustment technique (income approach), which corresponds to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $878 million and was estimated by calculating the present value of cash flows using a discount rate of 2.40% and 3.22% (including 1% p.a. nominal interest), respectively, on each tranche, as the market rates for similar instruments with no conversion rights. The liability component of the convertible bonds was subsequently reported at amortized cost. The liability component will be accreted to par value over the expected life of the instrument, five years and seven years respectively for each tranche.

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For fair value measurements using significant unobservable inputs (Level 3), fair value is estimated based on the estimated price that a market participant would pay on a sale transaction for these assets.

The Company evaluated for impairment the aggregate carrying amount of cost-method investments as part of the annual impairment test performed in the third quarter of 2015. No impairment charge was recorded on these investments.

The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. During the third quarter of 2015, the Company evaluated the recoverability of goodwill and other intangible assets, including acquired technologies. To determine fair value and measure impairment losses, if any, the Company used an income approach, which was based on cash flow projections expected to result from the use or potential sale of these assets. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at September 26, 2015 and September 27, 2014.

The following table includes additional fair value information on other financial assets and liabilities as at September 26, 2015 and as at December 31, 2014:

		As at September 26, 2015		As at December 31, 2014
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents (1)	1	1,869	1,869	1,271	1,271
Long-term debt
- Bank loans (including current portion)	2	849	849	917	917
- Senior unsecured convertible bonds (2)	1	899	986	884	967
____________
(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $121 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The carrying value of the bonds are net of $4 million debt issuance costs presented as a deduction of debt and not as a deferred charge, since the Company early adopted in 2015 the new guidance on presentation of debt issuance costs.

No securities were in an unrealized loss position as at September 26, 2015 and September 27, 2014.

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since issuance on July 3, 2014. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The Company’s segments in 2015 are as follows:

•	Sense & Power and Automotive Products (SP&A), including:

o	Automotive (APG),

o	Industrial & Power Discrete (IPD),

o	Analog & MEMS (AMS), and

o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Product Group (DPG),

o	Microcontrollers, Memory & Secure MCU (MMS), and

o	Other EPS.

Effective in the first quarter of 2015, the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups, both belonging to EPS, were combined under one single organization, called Digital Product Group (DPG). The Company believes that the amended 2014 revenues and operating income (loss) presentation is consistent with that of 2015 and these comparatives are used when managing the Company.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, unused capacity charges have been allocated to associated product groups. Comparative numbers have been restated accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are transferred to product groups based on market price to promote the utilization of the fabs.

Net revenues by product segment and by product line:

	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Net revenues by product lines:
Automotive (APG)	447	464	1,319	1,371
Industrial & Power Discrete (IPD)	437	486	1,315	1,404
Analog & MEMS (AMS)	233	268	761	835
Sense & Power and Automotive Products (SP&A)	1,117	1,218	3,395	3,610
Digital Product Group (DPG)	230	286	645	827
Microcontrollers, Memory & Secure MCU (MMS)	412	377	1,173	1,119
Other EPS	-	-	-	1
Embedded Processing Solutions (EPS)	642	663	1,818	1,947
Others	5	5	16	18
Total consolidated net revenues	1,764	1,886	5,229	5,575
Operating income (loss) by product segment:
	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Operating income (loss) by product segment:
Sense & Power and Automotive Products (SP&A)	102	111	250	337
Embedded Processing Solutions (EPS)	-	(38)	(106)	(110)
Total operating income (loss) of product segments	102	73	144	227
Others(1)	(11)	(36)	(60)	(97)
Total consolidated operating income (loss)	91	37	84	130
____________
(1)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):
	Three months ended		Nine months ended
	September 26, 2015	September 27, 2014	September 26, 2015	September 27, 2014
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	102	73	144	227
Strategic and other research and development programs	(1)	(2)	(4)	(5)
Phase-out and start-up costs	(1)	(7)	(3)	(13)
Impairment, restructuring charges and other related closure costs	(11)	(38)	(61)	(71)
Other non-allocated provisions(1)	2	11	8	(8)
Total operating loss Others	(11)	(36)	(60)	(97)
Total consolidated operating income (loss)	91	37	84	130
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 13, 2015	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board